Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) before income taxes	$(24)	$75	$174	$95	$42
Less: capitalized interest	(16)	(9)	(5)	(5)	(8)
Add:
Fixed charges	172	113	79	53	39
Amortization of capitalized interest	1	1	—	—	—
Adjusted earnings	$133	$180	$248	$143	$73
Fixed charges:
Interest expense	$104	$52	$28	$20	$14
Amortization of debt costs	3	1	1	1	—
Rent expense representative of interest	65	60	50	32	25
Total fixed charges	$172	$113	$79	$53	$39
Ratio of earnings to fixed charges(1)	—	1.59	3.14	2.69	1.86

(1)	Earnings were inadequate to cover fixed charges by $39 million for the year ended December 31, 2005.